Exhibit 3.2

Section 3.02 of the Company’s Third Restated Bylaws is amended to read as follows:

Section 3.02    Number, Qualifications and Term of Office.  The number of directors shall be fixed from time to time exclusively pursuant to a resolution adopted by a majority of the Board of Directors, but shall consist of not less than three (3) nor more than nine (9) directors.  Directors need not be shareholders.  Each of the directors shall hold office until the regular meeting of the shareholders next held after his or her election, until his or her successor shall have been elected and shall qualify, or until he or she shall resign or shall have been removed as hereinafter provided.  No person (other than a person nominated by or on behalf of the Board) shall be eligible for election as a director at any annual or special meeting of shareholders unless a written request that his or her name be placed in nomination is received from a shareholder of record by the Secretary of the Company not less than sixty (60) days prior to the date fixed for the meeting, together with the written consent of such person to serve as a director or as otherwise may be required by applicable law.